Exhibit 99.1

AuRico Gold Appoints Janice Stairs, LLB, MBA to the Board of Directors

TORONTO, Sept. 18, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") AuRico is pleased to announce the appointment of Janice Stairs, LLB, MBA to the Board of Directors of the Company.  Ms. Stairs has over 25 years of experience in senior management and senior advisory roles with public and private companies involved in the natural resource and other sectors. Ms. Stairs is also a director of NovaCopper Inc. where she serves as a member of the Corporate Governance and Compensation Committees and is a director and Chair of Nova Scotia Business Inc. where she serves on the Investment Committee. Previously, Ms. Stairs served as General Counsel to Endeavour Mining Corporation, was Vice President and Corporate Counsel for Etruscan Resources Inc. and prior to 2004 was a partner with the law firm of McInnes Cooper where she continues to act as counsel to the firm. Ms. Stairs practiced law in private practice for 19 years specializing in corporate finance, securities and resource-related issues for private and public companies. Ms. Stairs graduated from Dalhousie Law School and holds a Masters of Business Administration degree from Queen's University.

The Company also announces that Dr. Luis Chavez will resign his position as a director of the Company, while remaining as Senior Vice President, Mexico.  During his 7 year tenure as director, Dr. Chavez has been instrumental in guiding the development of the Company's Mexican business unit, an initiative he will continue to lead in his current capacity of Senior Vice President, Mexico.

"On behalf of the Board of Directors we are pleased to welcome Janice to the AuRico Board. Her public company experience in the natural resource sector will further enhance the effectiveness of the Board as we draw upon her extensive knowledge in the areas of corporate law, finance and human resources. We look forward to working with Janice in the months and years to come," stated Alan Edwards, Chairman of the Board. He continued, "The Company wishes to thank Dr. Chavez for his considerable contribution to the Board throughout his tenure as a director."

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes development opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

Please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry
President & Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 11:19e 18-SEP-14